UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48thFloor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-183143 and No. 333-191121) of the Company.

Other Events

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy of China Cord Blood Corporation (the “Company”) relating to the Company’s 2014 Annual General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Proxy Statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Proxy Statement, because it contains important information about the Company and the 2014 Annual General Meeting of Shareholders. Copies of the Proxy Statement and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings and the Company’s annual report, free of charge, from the Company’s website at www.chinacordbloodcorp.com, by contacting our Investor Relations Department at: ir@chinacordbloodcorp.com or by writing to us at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the 2014 Annual General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement filed herewith.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION
By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 3, 2014